09059911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 2 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 42nd Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James N.B. Rucker (212) 813-6368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James N.B. Rucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA5074829
Qualified in Kings County
Commission Expires 03/24/2011

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Statement of Financial Condition
December 31, 2008

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2008

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–10

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
MarketAxess Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of MarketAxess Corporation (a wholly owned subsidiary of MarketAxess Holdings Inc.) at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statementba sed on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25,20 09

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 38,785,180
Deposit with clearing broker	500,000
Accounts receivable, net of allowance of $708,514	8,913,554
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $21,413,905	2,927,327
Software development costs, net of accumulated amortization of $14,938,566	4,372,940
Prepaid expenses	1,375,722
Deferred tax assets, net	9,568,774
Other assets	1,088,961
Total assets	$ 67,532,458
Liabilities and Shareholder's Equity	
Liabilities	
Accrued employee compensation	$ 7,397,787
Deferred revenue	974,052
Accounts payable and other liabilities	4,975,944
Total liabilities	13,347,783
Shareholder's Equity	
Common stock $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	47,616,064
Retained earnings	6,568,601
Total shareholder's equity	54,184,675
Total liabilities and shareholder's equity	$ 67,532,458

The accompanying notes are an integral part of this financial statement.

1. Organization and Principal Business Activity

MarketAxess Corporation, ("the Company"), was incorporated in Delaware on September 12, 1997, and operates an electronic trading platform for corporate bonds and certain other types of fixed-income securities, through which the Company's active institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, credit default swaps, agencies, high yield and emerging markets bonds. The Company's DealerAxess® trading service allows dealers to trade fixed-income securities and credit default swaps with each other on its platform. Through its Corporate BondTicker™ service, the Company provides fixed-income market data, analytics and compliance tools that help its clients make trading decisions. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents include cash maintained at a U.S. bank and in money market funds. The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less.

Allowance for Doubtful Accounts
The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

Deposit with Clearing Broker
The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Depreciation and Amortization
Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs
The Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Income Taxes
Income taxes are accounted for using the asset and liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," ("FIN 48"), which applies to all tax positions accounted for under SFAS 109. A "tax position" includes current or future reductions in taxable income reported or expected to be reported on a tax return. FIN 48 supplements SFAS 109 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" (i.e. greater than 50% likelihood) to be sustained based solely on its technical merits as of the reporting date. In making this assessment, a company must assume that the taxing authorities will examine the position.

Stock-Based Compensation for Employees
The Company's employees participate in the stock incentive plans of the Parent. The Company measures and recognizes compensation expense for all share-based payment awards in accordance with SFAS No. 123 (Revised 2004), "Share-Based payment" ("SFAS 123R"). This statement requires that compensation expense for all share-based payment awards be recognized based on estimated fair values as of the grant date. These costs are recognized as an expense over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Credit Risk
The Company executes riskless principal transactions between its broker-dealer clients and extended its trading counterparty role to include execution of certain bond transactions between institutional investor and broker-dealer clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. These counterparty's may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by the Company.

The majority of the Company's cash is held at a major U.S. bank. Given this concentration, the Company may be exposed to certain credit risk.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $25,193,766 which exceeded its required net capital of $889,852 by $24,303,914. The Company's ratio of aggregate indebtedness to net capital was .53 to 1.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements, are comprised of the following:

Computer, software and related equipment	$ 17,206,181
Office hardware	3,185,958
Furniture and fixtures	1,418,061
Computer hardware under capital lease	696,193
Accumulated depreciation	(19,696,499)
Total furniture and equipment, net	2,809,894
Leasehold improvements	1,834,839
Accumulated amortization	(1,717,406)
Total leasehold improvements, net	117,433
Total furniture, equipment and leasehold improvements, net	$ 2,927,327

5. Software Development Costs

Software development costs, are comprised of the following:

Software development costs	$ 19,311,506
Accumulated amortization	(14,938,566)
Total software development costs, net	$ 4,372,940

During the year ended December 31, 2008, software development costs totaling $2,355,899 were capitalized.

6. Income Taxes

The Company files a U.S. federal consolidated tax return with its Parent, and unitary or combined returns for states that allow unitary or combined filing. The Company records tax benefits and expenses that relate to its business and utilizes net operating losses in a manner that is consistent with their use in the consolidated tax returns. With the exception of New York city and state (through 2003) and Connecticut (through 2003) state tax returns, all U.S. federal and state income tax returns have not been subject to audit. The Company's New York state franchise tax returns

for 2004 through 2006 are currently under examination. The Company cannot estimate when the examination will conclude.

The following is a summary of the Company's net deferred tax assets:

Deferred tax assets	
Net operating loss carryforwards	$ 6,344,858
Depreciation	856,655
Allowance for doubtful accounts	311,962
Goodwill and other intangible assets	235,517
Stock based compensation	1,748,531
Tax credits	2,407,354
Total deferred tax assets	11,904,877
Valuation allowance	(410,677)
Net deferred tax assets	11,494,200
Deferred tax liability	
Capitalized software development costs	(1,925,426)
Deferred tax assets, net	$ 9,568,774

A summary of the Company's net operating loss and tax credit carryforwards and their expiration dates is as follows:

Year of expiration	**Tax Operating Losses**	**Tax Credits**
U.S. carryforwards:		
2012 to 2018	$ -	$ 193,085
2019	570,305	91,666
2020	2,012,079	3,451
2021	2,608,767	-
2022	15,209,888	122,475
2023 to 2027	22,563,350	1,596,516
Total U.S. carryforwards	42,964,389	2,007,193
Credits with no expiration date	-	400,161
	$ 42,964,389	$ 2,407,354

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded.

In 2000 and 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. Net operating loss carryforwards of $37,616,349 existed as of the date of ownership change. However, only $5,191,151 are deemed utilizable and recognized in the net operating loss carryforwards shown above.

The exercise of certain of the Parent's warrants during 2007 and prior years resulted in tax operating losses of $27.5 million the benefit of which will be reported as an increase to additional paid-in-capital once the tax benefit serves to reduce taxes payable in future years.

As of December 31, 2008, the valuation allowance relates to certain tax credit carryforwards that are not expected to be realized. The rollforward of the valuation allowance is as follows:

Valuation allowance at January 1, 2008	$	623,040
Utilization of charitable contribution carryforward		(212,363)
Valuation allowance at December 31, 2008	$	410,677

As a result of the implementation of FIN 48, the Company had an unrecognized tax benefit of $2,685,913, at January 1, 2008 and December 31, 2008. If recognized, this entire amount would impact the effective tax rate.

As of the adoption date of FIN 48, accrued interest and penalties associated with any unrecognized tax benefits were zero as of December 31, 2008.

7. Related Parties

As of and for the year ended December 31, 2008, the Company had the following balances with related parties that include non-controlling shareholders of the Parent:

Cash and cash equivalents	$	38,111,247
Accounts receivable		1,638,980
Other assets		887,192
Accounts payable		229,094

The Company recorded in other assets a receivable of $887,192 from related parties. Also, the Company had a payable to its Parent of $217,563.

The Company is contingently obligated for a letter of credit obtained from an affiliate of a broker-dealer client for $237,830.

8. Stock-based Compensation Plans

The Company's employees participate in the stock incentive plans of the Parent.

Stock Options
The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants vest over a three-year period, with of one-third vesting after one year from the grant date and the remaining two-thirds vesting on an equal monthly basis over the remaining two-year period. Options expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton closed-form model ("Black-Scholes"). The Company believes that the use of the Black-Scholes model meets the fair value measurement objectives of SFAS 123R and reflects all substantive characteristics of the instruments being valued. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the

Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the award, the risk fee interest rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock and a peer group. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents the period of time that options granted are expected to be outstanding.

The following table represents the assumptions used for the Black-Scholes option-pricing model to determine the per share weighted-average fair value for options granted for the year ended December 31, 2008:

Weighted-average expected life (years)	5.70
Weighted-average risk-free interest rate	3.08 %
Weighted-average expected volatility	36.93 %
Weighted-average fair value per option granted	$ 4.35

The following table reports stock option activity during the year ended December 31, 2008 and the intrinsic value as of December 31, 2008:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value
Outstanding at December 31, 2007	2,725,816	$ 10.90		
Granted	330,420	10.93		
Canceled	(455,143)	11.54		
Exercised	(39,753)	3.02		$ 233,147
Outstanding at December 31, 2008	2,561,340	10.91	6.83	$ 1,495,332
Exercisable at December 31, 2008	1,824,235	10.91	6.26	$ 1,495,332

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2008 of $8.16 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares.

As of December 31, 2008, the Company had $2,915,484 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.4 years.

Restricted Stock
Shares of restricted stock generally vest over a period of three years. Certain grants vest over five years, but contain provisions that allow for accelerated vesting over a shorter term if defined performance criteria are met.

The following table reports restricted stock activity during the year ended December 31, 2008:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2007	$ 230,162	$ 11.22
Granted	97,470	
Canceled	(5,967)	
Vested	(69,495)	
Outstanding at December 31, 2008	$ 252,170	$ 10.60

As of December 31, 2008, the Company had $1,985,421 of total unrecognized compensation expense related to non-vested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.63 years.

9. Commitments and Contingencies

The Company operates an anonymous matching service for its broker-dealer clients and extended its trading counterparty role to include the execution of certain bond transactions between institutional investor and broker dealer clients. The Company executes all such trades on a riskless principal basis, which are cleared and settled by an independent clearing broker. Under a securities clearing agreement with the independent clearing broker, the Company maintains a collateral deposit of $500,000. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between the Company and the independent clearing broker, the clearing broker has the right to charge the Company for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2008, the Company recorded no contingent liabilities with regard to this right.

At December 31, 2008, the Company is contingently obligated for a letter of credit deposited with a landlord for office space. The letter of credit for $237,830 which expires on November 9, 2009, is collateralized with a U.S. government obligation held in the name of the Parent.

The Company leases office space and equipment under non-cancelable lease agreements expiring in 2010 and 2013, respectively. These office space leases are subject to escalation clauses based on certain costs incurred by the landlord.

Minimum rental commitments under such operating and equipment leases are as follows:

	Operating Leases	Capital Lease
2009	$ 1,376,736	$ 167,539
2010	235,524	167,539
2011	-	167,539
2012	-	167,539
2013	-	153,578
Minimum lease payments	1,612,260	823,734
Less amount representing interest	-	155,159
	$ 1,612,260	$ 668,575

In January 2007, a former employee of the Company commenced an arbitration proceeding before FINRA arising out of the May 2006 termination of such individual's employment. This individual subsequently amended his statement of claim on two separate occasions, first to add our chief executive officer, Richard M. McVey, and then to add the Parent, as parties to the arbitration proceeding. FINRA consolidated all of the former employee's claim in a single proceeding.

The former employee alleges that the Company acted wrongfully as a result of, and in connection with, the decision by the Compensation Committee of the Parent's Board of Directors not to accede to the employee's demand for alteration of the terms of certain stock option and restricted stock agreements in order to award the employee additional rights and benefits upon the termination of his employment, i.e., accelerated vesting of all of his then unvested options and shares of restricted stock and waiver of the 90-day time period within which he was contractually required to exercise his vested options. This former employee further alleges that he is entitled to a bonus for the approximately five months that he worked for the Company during 2006. The alleged damages sought by the claimant total approximately $900,000, plus statutory interest, and an unstated amount of punitive damages, costs and expenses.

The FINRA hearing, which had been scheduled for early February 2009, has been postponed until a new hearing date can be rescheduled. We believe that these claims are wholly without merit and have vigorously defended against them. Based on currently available information, we believe that the likelihood of a material loss is not probable. Accordingly, no amount has been provided in the accompanying financial statements. However, arbitration is subject to inherent uncertainties and unfavorable rulings could occur.

10. Savings and Retirement Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company.